UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

———————

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   October 31, 2006



ARCHER-DANIELS-MIDLAND COMPANY
(Exact name of registrant as specified in its charter)

Delaware	**1-44**	**41-0129150**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4666 Faries Parkway		
Decatur, Illinois		**62526**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code: **(217) 424-5200**

Item 2.02   **Results of Operations and Financial Condition.**

On October 31, 2006, Archer-Daniels-Midland Company (ADM) issued a press release announcing first quarter results. A copy of such press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits**.

(c) Exhibits   The following exhibit is furnished herewith:

99.1   Press release dated October 31, 2006 announcing first quarter results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ARCHER-DANIELS-MIDLAND COMPANY

Date: October 31, 2006   By   /s/ David J. Smith
                                                 David J. Smith
                                                 Executive Vice President, Secretary and
                                                  General Counsel

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated October 31, 2006



Archer Daniels Midland Company
4666 Faries Parkway
Decatur, Il 62526

News Release

FOR IMMEDIATE RELEASE   **October 31, 2006**

ARCHER DANIELS MIDLAND REPORTS FIRST QUARTER RESULTS

Decatur, IL — October 31, 2006 — Archer Daniels Midland (NYSE: ADM)

► **Net earnings for the quarter ended September 30, 2006 more than doubled to $ 403 million - $ .61 per share from $ 186 million - $ .29 per share last year.**

> *"ADM delivered near-record performance in the first quarter," said ADM Chief Executive Officer and President, Patricia A. Woertz. "Our earnings, more than double those of a year ago, reflect strong momentum in our core businesses. However, we will continue to experience the challenges of dealing with volatile commodity prices."*

► **Segment operating profit for the quarter increased 85% to $ 648 million from $ 351 million last year.**
- Oilseeds Processing operating profit increased on improved market conditions in all geographic regions.
- Corn Processing operating profit increased due to improved ethanol and sweetener selling prices.
- Agricultural Services operating profit increased due to improved global merchandising and transportation results.
- Other segment operating profit declined primarily due to decreased results of Food, Feed and Industrial.

► **Financial Highlights**
(Amounts in thousands, except per share data and percentages)

	THREE MONTHS ENDED		
	9/30/2006	9/30/2005	% CHANGE
Net sales and other operating income	$ 9,446,922	$ 8,626,949	10%
Segment operating profit	$ 647,934	$ 350,518	85%
Net earnings	$ 402,745	$ 186,338	116%
Earnings per share	$ .61	$ .29	110%
Average number of shares outstanding	660,863	653,805	1%

Discussion of Operations

Net earnings for the quarter ended September 30, 2006 were $ 403 million, or $ .61 per share, compared to $ 186 million, or $ .29 per share, last year.

Segment operating profit increased $ 297 million to $ 648 million for the quarter from $ 351 million last year.

Oilseeds Processing operating profit increased $ 71 million to $ 170 million for the quarter as improved market conditions resulted in increased operating profits in all geographic regions.

Corn Processing operating profit increased $ 154 million to $ 290 million for the quarter as Sweetener and Starches earnings increased $ 20 million to $ 113 million and Bioproducts earnings increased $ 134 million to $ 177 million. Increased starch, sweetener and ethanol selling prices contributed to the earnings improvement.

Agricultural Services operating profits increased $ 91 million to $ 111 million due principally to improved earnings of global grain merchandising operations and improved operating results of transportation operations. In the first quarter of fiscal year 2006, the negative impact of hurricanes decreased North American origination and export operating results.

Other segment operating profit declined $ 19 million to $ 76 million for the quarter due principally to a $ 31 million decline in Food, Feed and Industrial operating results. This decline was primarily due to reduced operating results of cocoa, wheat milling and natural health and nutrition operations, partially offset by a $ 12 million improvement in operating profit of the financial operations.

Significant components of Corporate results are as follows (in millions):

	Three months ended September 30	
	2006	2005
LIFO income (charge)	$ (17)	$ 9
Other	(56)	(86)
Total Corporate	$ (73)	$ (77)

Conference Call Information

Archer Daniels Midland will host a conference call and audio Web cast to discuss first quarter results and provide a Company update at 8:00 a.m. Central Standard Time (CST) on Tuesday, October 31, 2006. To listen by phone, dial 800-299-7098 or 617-801-9715; the access code is 60756673. Digital replay of the call will be available beginning on October 31, 2006 from 10:00 a.m. CST and ending on November 7, 2006. To access this replay, dial 888-286-8010 or 617-801-6888 and enter access code: 97811879. In addition, a financial summary slide presentation will be available to download approximately 60 minutes prior to the start of the call. To listen to the call and to download the financial summary presentation via the Internet, go to: http://www.admworld.com/webcast/. A replay of the Web cast will be available on the ADM World Website.

Archer Daniels Midland Company (ADM) is a world leader in agricultural processing and fermentation technology. ADM is one of the world's largest processors of soybeans, corn, wheat and cocoa. ADM is also a leader in the production of soybean oil and meal, ethanol, corn sweeteners and flour. In addition, ADM produces value-added food and feed ingredients. Headquartered in Decatur, Illinois, ADM has over 26,000 employees, more than 240 processing plants and net sales for the fiscal year ended June 30, 2006 of $36.6 billion. Additional information can be found on ADM's Website at http://www.admworld.com.

Contacts:

Brian Peterson
Senior Vice President, Corporate Affairs
217/424-5413

Dwight Grimestad
Vice President, Investor Relations
217/424-4586

(Financial Tables Follow)

October 31, 2006

ARCHER DANIELS MIDLAND COMPANY
CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited)

	Three months ended September 30			
	2006		**2005**	
	(in thousands, except per share amounts)			
Net sales and other operating income	$	9,446,922	$	8,626,949
Cost of products sold		8,581,344		8,044,238
Gross profit		865,578		582,711
Selling, general and administrative expenses		309,835		304,455
Other (income) expense – net		(19,510)		4,524
Earnings before income taxes		575,253		273,732
Income taxes		172,508		87,394
Net earnings	$	402,745	$	186,338
Diluted earnings per common share	$	.61	$	0.29
Average number of shares outstanding		660,863		653,805
Other (income) expense – net consists of:				
Interest expense	$	97,051	$	86,289
Investment income		(60,709)		(37,774)
Net gain on marketable securities transactions		(4,273)		(5,259)
Equity in earnings of unconsolidated affiliates		(56,615)		(35,680)
Other – net		5,036		(3,052)
	$	(19,510)	$	4,524
Operating profit (loss) by segment is as follows:				
Oilseeds Processing	$	169,645	$	99,115
Corn Processing				
Sweeteners and Starches		112,914		92,481
Bioproducts		177,584		43,777
Total Corn Processing		290,498		136,258
Agricultural Services		111,299		20,009
Other				
Food, Feed and Industrial		38,169		69,229
Financial		38,323		25,907
Total Other		76,492		95,136
Total segment operating profit		647,934		350,518
Corporate		(72,681)		(76,786)
Earnings before income taxes	$	575,253	$	273,732

ARCHER DANIELS MIDLAND COMPANY
SUMMARY OF FINANCIAL CONDITION
(unaudited)

	September 30, 2006	June 30, 2006
	(in thousands)	
NET INVESTMENT IN		
Working capital	$ 6,764,771	$ 6,290,697
Property, plant, and equipment	5,378,873	5,293,032
Investments in and advances to affiliates	2,061,651	1,985,662
Long-term marketable securities	1,110,308	1,110,177
Other non-current assets	1,041,981	1,053,882
	$ 16,357,584	$ 15,733,450
FINANCED BY		
Short-term debt	$ 714,956	$ 549,419
Long-term debt, including current maturities	4,099,971	4,130,091
Deferred liabilities	1,252,912	1,247,060
Shareholders' equity	10,289,745	9,806,880
	$ 16,357,584	$ 15,733,450

SUMMARY OF CASH FLOWS
(unaudited)

	Three Months Ended September 30	
	2006	2005
	(in thousands)	
Operating activities		
Net earnings	$ 402,745	$ 186,338
Depreciation	171,125	164,173
Other – net	(2,653)	(161,882)
Changes in operating assets and liabilities	(486,642)	216,401
Total Operating Activities	84,575	405,030
Investing Activities		
Purchases of property, plant and equipment	(251,517)	(157,422)
Net assets of businesses acquired	(20,195)	(57,124)
Other investing activities	(44,422)	(62,905)
Total Investing Activities	(316,134)	(277,451)
Financing Activities		
Long-term debt borrowings	9,933	598,624
Long-term debt payments	(42,226)	(102,236)
Net borrowings under lines of credit	167,797	56,134
Purchases of treasury stock	(54)	(18)
Cash dividends	(65,709)	(55,491)
Proceeds from exercises of stock options	7,456	7,825
Total Financing Activities	77,197	504,838
Increase (decrease) in cash and cash equivalents	(154,362)	632,417
Cash and cash equivalents - beginning of period	1,112,853	522,420
Cash and cash equivalents - end of period	$ 958,491	$ 1,154,837